FORM 4

[X]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* **Instruction 1(b).**

(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number:	3235-0287
Expires:	January 31, 2005

Estimated average burden hours per response. 0.5

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol **Vaxgen, Inc. ("VXGN")**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
ALLEN, Paul G.		_____ Director X_____ 10% Owner
(Last) (First)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year	_____ Officer (give title below) _____ Other (specify title below)
505 Fifth Ave, South, Suite 900		November 20, 2002	
(Street)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
Seattle WA 98104			__X_ Form filed by One Reporting Person
(City) (State) (Zip)			_____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	**11/20/02**		**S**		**319,100**	**D**	**$16.7350**	**1,266,892**	**I (1)**	**(2)**

See attached footnotes (1) and (2) and Joint Filer Information

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Over)

   *If the form is filed by more than one reporting person, see Instruction 4(b)(v).   SEC 1474 (9-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued) **Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**

(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

**Signature of Reporting Person

/s/ Joseph D. Franzi
** Signature of Reporting Person

11/20/02
Date

Joseph D. Franzi as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed with the Reporting Persons' Schedule 13G for Pathogenesis, Inc. on August 30, 1999 and incorporated herein by reference.

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Paul Allen
Form 4

(1)   The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.

(2)   Owned directly by Vulcan Ventures Incorporated ("VVI") and indirectly by Paul G. Allen, the sole shareholder of VVI.

Joint Filer Information

Name: Vulcan Ventures Incorporated

Address: 505 Fifth Avenue South, Suite 900
                                Seattle, Washington 98104

Designated Filer: Paul G. Allen

Issuer & Ticker Symbol: Vaxgen, Inc. ("VXGN")

Date of Event   November 20, 2002
Requiring Statement:

Signature: VULCAN VENTURES INCORPORATED
                                      By:/s/ Joseph D. Franzi
                                        Joseph D. Franzi, Vice President